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SEC FILE NUMBER
000-21433

CUSIP NUMBER
346563109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Forrester Research, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

400 Technology Square

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02139

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
The Audit Committee of the Board of Directors of Forrester Research, Inc. (the “Company”) has conducted an investigation into the Company’s stock option granting practices. The Company has been assisted in the investigation by the law firms of Ropes & Gray LLP and Skadden, Arps, Slate, Meagher & Flom LLP and the consulting firm of Huron Consulting Group.
The Audit Committee has identified option grants that had exercise prices lower than the fair value of the common stock on the appropriate accounting measurement dates that were not appropriately accounted for. Based on the results of the investigation, management concluded, and the Audit Committee of the Company’s Board of Directors agreed, that the Company would need to restate its historical financial statements to record additional non-cash charges for compensation expense relating to past stock option grants and related tax impacts. As a result of the investigation and the required restatements of its historical financial statements, the Company did not file Forms 10-Q for the periods ending June 30, 2007 and March 31, 2007 and Form 10-K for the period ending December 31, 2006, and filed corresponding Forms 12b-25 on August 9, 2007, May 10, 2007 and March 16, 2007, respectively.
On November 5, 2007, the Company filed its Annual Report on Form 10-K for the year ending December 31, 2006. As a result of the considerable time and effort that the Company devoted to completing the restatement process and to filing Form 10-K for the year ending December 31, 2006, the Company was unable to complete the work necessary to file its Quarterly Report on Form 10-Q for the period ending September 30, 2007 by the required filing date of November 9, 2007, without unreasonable effort or expense.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Doyle	(617)	613-6181
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ending June 30, 2007
Form 10-Q for the period ending March 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forrester Research, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2007	By	/s/ MICHAEL A. DOYLE

Name: Michael A. Doyle
Title: Chief Financial Officer and Treasurer